POULTON & YORDAN
                              ATTORNEYS AT LAW

___________________________________________________________________________

RICHARD T. LUDLOW

January 30, 2007



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Pacific Health Care Organization, Inc.
     Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
     Filed on May 17, 2002
     File No.: 000-50009


Dear Mr. Rosenberg:

     This letter is written in response to a Staff comment letter dated January 18, 2007, from your office addressed to Pacific Health Care Organization, Inc. The Company has not yet completed its responses to the comment letter and requests additional time to respond. The Company anticipates that it will file its responses to the comment letter by February 9, 2007.

     If you have any questions, or if this is unacceptable to the Staff, please contact me directly.



                              Very truly yours,

                              POULTON & YORDAN



                              Richard T. Ludlow
                              Attorney at Law